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Exhibit Index on Page 2

                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1996

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        AECO Employees' 401(k) Retirement and Savings Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statement of Net Assets Available for Benefits as of December
     31, 1996

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1996

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                       12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              AECO Employees' 401(k) Retirement and
                              Savings Plan

Date: June 18, 1997           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer
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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
AECO Employees' 401(k) Retirement
and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of AECO EMPLOYEES' 401(k) RETIREMENT AND SAVINGS PLAN as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
June 12, 1997

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                                 AECO EMPLOYEES'

                       401(k) RETIREMENT AND SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995







                                                                                       1996              1995


INVESTMENT IN NSI DC TRUST, at fair value (Note 2):
    Balanced Fund                                                                $   530,430             $160,740

    Diversified Equity Fund                                                          799,807              248,246

    Stable Value Fund                                                                188,216               64,679

    NSI Stock Fund--participant-directed                                             183,397               56,892

    Loan Fund                                                                         26,633                  814

    International Fund                                                               159,931               50,451

    NSI Stock Fund--nonparticipant-directed                                          310,704               96,675

              Total investment                                                     2,199,118              678,497

CONTRIBUTIONS RECEIVABLE--PARTICIPANT                                                 13,182               20,901

REFUNDS PAYABLE TO PARTICIPANTS                                                      (54,377)             (42,753)

NET ASSETS AVAILABLE FOR BENEFITS                                                 $2,157,923             $656,645




     The accompanying notes are an integral part of these statements.

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                                 AECO EMPLOYEES'

                       401(k) RETIREMENT AND SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1996







                                                Participant-Directed                             Nonparticipant-
                                            Diversified  Stable    NSI                              Directed
                                 Balanced     Equity      Value    Stock      Loan   International   NSI Stock
                                   Fund        Fund        Fund    Fund       Fund        Fund         Fund     Other        Total

CONTRIBUTIONS:
    Employer .................   $       0  $       0  $       0  $       0  $      0   $       0  $ 193,849  $      0   $  193,849

    Participant ..............     365,270    540,326    136,766    103,845         0     106,715          0   (41,195)   1,211,727

           Total contributions     365,270    540,326    136,766    103,845         0     106,715    193,849   (41,195)   1,405,576

NET GAIN FROM INVESTMENT
IN NSI DC TRUST ..............      47,771     95,293      8,835     15,423         0       8,352     27,272         0      202,946

BENEFITS PAID TO PARTICIPANTS      (24,972)   (46,529)    (9,301)    (5,605)   (2,000)    (12,666)    (6,171)        0     (107,244)

INTRAPLAN TRANSFERS ..........     (12,981)   (21,878)   (11,629)     9,461    27,819      10,129       (921)        0            0

OTHER ........................           0         (6)         0          6         0           0          0         0            0

NET INCREASE (DECREASE).......     375,088    567,206    124,671    123,130    25,819     112,530    214,029   (41,195)   1,501,278

NET ASSETS AVAILABLE FOR
BENEFITS, December 31, 1995 ..     155,342    232,601     63,545     60,267       814      47,401     96,675         0      656,645
NET ASSETS AVAILABLE FOR
BENEFITS, December 31, 1996 ..   $ 530,430  $ 799,807  $ 188,216  $ 183,397  $ 26,633   $ 159,931  $ 310,704  $(41,195) $ 2,157,923





     The accompanying notes are an integral part of this statement.


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                                 AECO EMPLOYEES'

                       401(k) RETIREMENT AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



  1.  PLAN DESCRIPTION

     The following is a brief description of the AECO Employees' 401(k) Retirement and Savings Plan (the "Plan") of the AECO Products Division (the "Company") of National Service Industries, Inc. of Georgia, a wholly owned subsidiary of National Service Industries, Inc. ("NSI"). This descripton is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

      General

      The Plan is a defined contribution plan established effective July 1, 1995 under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all nonunion employees of the Company who have attained the age of 21 and who were hired prior to April 1, 1995 or have completed one year of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      Contributions

      Participants may elect to contribute between 1% and 10% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. Contributions are made by the Company in an amount equal to 25% (50% effective September 1, 1996) of the participant's contribution up to the lesser of 4% of the participant's annual compensation or $500. Additional discretionary amounts, as determined by the board of directors of NSI, may be contributed by the Company.

      Vesting

      Participants are always fully vested in their individual contributions. Vesting of employer contributions occurs on an increasing scale, ranging from 10% vesting after two years of service, as defined, to 100% vesting after seven years of service. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are used to reduce future employer contributions.

      Administration

      The responsibility for administration of the Plan rests with the Plan's retirement committee, which is appointed by the board of directors of NSI.

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      All  administrative  expenses of the Plan were paid by the Company  during the year ended December 31, 1996.

      Participants' Accounts

      Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related administrative expenses.

      The Plan assigns units to its participants. At December 31, 1996 and 1995, 195,721 and 60,886 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1996 and 1995:



                                                          1996             1995

Balanced Fund ..............................          $     26.40    $     22.95

Diversified Equity Fund ....................                12.05          10.57

Stable Value Fund ..........................                11.31          10.59

NSI Stock Fund .............................                14.52          12.39

International Fund .........................                 5.01           4.59



      Investment in Master Trust

      Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (the "NSI DC Trust").

      The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

      Investment Options

      The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis. Participants may not direct the investment of company matching or discretionary contributions. These are invested in the NSI Stock Fund discussed below.

      The separate investment options offered by the Plan are as follows:

          o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

          o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal.

          o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

          o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

          o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

      Loans to Participants

      The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates as determined by the plan administrator.

      Benefits

      A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65). These benefits are payable in a lump-sum amount or can be paid in installments at the participant's election if his/her vested balance is greater than $3,500 and he/she is age 55 or older. A participant who terminated employment with the Company for reasons other than these is entitled to receive his/her contributions in a lump sum as soon as administratively feasible.

      Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash. If the equivalent number of shares to be distributed to a participant is less than 100, then the participant may elect to receive cash instead of shares as his/her distribution.

      Hardship  withdrawals  may be made upon  proven  financial  hardship  of a
      participant,   as defined in the plan  agreement  and as  approved  by the
      Plan's retirement committee.

      Plan Termination

      Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments.

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  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Investment Valuation

      Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

      GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1996 and 1995, contract value approximates fair value. At December 31, 1996, the weighted average crediting interest rate was 6.74%. For the year ended December 31, 1996, the annual yield on the GICs held by the NSI DC Trust was 6.9%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%. GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payment, or both as they become due.


  3.  NSI DC TRUST

      Investment Income

      Investment income of the NSI DC Trust for the year ended December 31, 1996 is summarized as follows:


                Dividends on common stock                            $   360,166
                Interest income                                        4,320,463
                Net appreciation in fair value of common stock         1,031,354
                Net income from mutual fund                           10,129,284
                Net income from common/collective trust                7,315,993
                Net income from pooled separate account                  160,826
                Total investment income                              $23,318,086

      The investment income of the NSI DC Trust for the year ended December 31, 1996 is allocated among participating plans as follows:

                AECO Employees' 401(k)
                Retirement and Savings Plan                        $     202,946
                All other NSI plans                                   23,115,140
                              Total                                  $23,318,086


      Net Assets

      The net assets of the NSI DC Trust are as follows at December 31, 1996 and 1995:

                                                    1996                1995

        Mutual fund                           $  63,411,122       $  47,636,487
        Common/collective trust                  57,558,795          48,146,903
        Guaranteed investment contracts          55,187,898          55,129,605
        Loans receivable from participants        6,828,607           6,104,302
        NSI common stock                         11,279,289           7,637,554
        Money market fund                         3,704,985           1,377,443
        Pooled separate account                   2,723,094             871,467
                                                200,693,790         166,903,761
        Cash                                         13,342             127,031
                                                200,707,132         167,030,792
        Accrued investment income                   100,534              76,779
        Adjustments for pending trades             (223,542)           (211,964)
        Other                                       (54,239)             49,961
        Net assets                             $200,529,885        $166,945,568


      The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1996 and 1995:

                                              1996                  1995
                                        Amount     Percent    Amount     Percent
      AECO Employees' 401(k)
        Retirement and Savings Plan   $  2,199,118    1.1%  $    678,497    0.4%
      All other plans                  198,330,767   98.9    166,267,071   99.6
                     Total            $200,529,885  100.0%  $166,945,568  100.0%


      Investment in NSI Common Stock

      As  of  December  31,  1996  and  1995,   approximately   5.6%  and  4.6%,
      respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.

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  4.  TAX STATUS

      The Plan has received a favorable determination letter from the Internal Revenue Service dated September 5, 1996 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1996 and 1995.